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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65500

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING ___**JANUARY 1, 2020**___ AND ENDING ___**DECEMBER 31, 2020**___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ETICO PARTNERS, LLC**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1795 ROUTE 9
(No. and Street)

CLIFTON PARK	**NY**	**12065**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NATALIE MILLER   **706-429-2199**
                                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & CO
(Name - *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD OLATHE	**KANSAS**	**66062**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ **WENDY ELLIOTT** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **ETICO PARTNERS LLC** _____ , as of _____ **DECEMBER** 31, **2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
CCO
Title


_____
Public Notary

LAURA M. CATON
Notary Public, State of New York
Qualified in Saratoga County
#01CA4808233
Commission Expires June 30, **2023**

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETICO PARTNERS, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2020
With Report of Registered Public Accounting Firm

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Etico Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Etico Partners, LLC as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Etico Partners, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Etico Partners, LLC's management. Our responsibility is to express an opinion on Etico Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Etico Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Etico Partners, LLC's auditor since 2018.

Olathe, Kansas
February 25, 2021

ETICO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	75,322
Deposit with clearing broker		100,000
RBC Inventory Account		100,000
Accounts receivable with clearing broker		22,479
Accounts receivable		2,332
Prepaid expenses and other assets		1,060
Total assets	$	301,193

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	6,169
Commissions payable		45,471
Accrued Expenses		12,065
Total liabilities		63,705
Member's equity		237,488
Total liabilities and member's equity	$	301,193

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Etico Partners, LLC (the "Company"), a Delaware Limited Liability Company organized in May 2002, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was previously known as M.J. Whitman LLC, a Delaware limited liability company. The Company adopted the new name of Etico Partners, LLC effective January 2018.

The Company is wholly-owned by Quaestus Holdings, LLC (the "Parent").

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (the "clearing broker") on a fully disclosed basis. The Company's customers are located throughout the United States.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Basis of Preparation: Financial statements are prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

ETICO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions: Customer's securities transactions are reported on a trade date basis.

Date of Management's Review: Management has assessed subsequent events through February 25, 2021 the date the financial statements were available to be issued and concluded no events or transactions occurred during that period requiring recognition or disclosure.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment advisory, investment brokerage, and mutual fund and 12b1-fees.

Revenue from Contracts with Customers: The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

The Company elected the modified retrospective approach of adoption.

Mutual Funds: Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value, the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $235,962, which was $135,962 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 27%.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker. The Company was in compliance with respect to this agreement as of December 31, 2020.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent. Under the agreement the Company pays the Parent monthly fees for use of office facilities. The amount expensed in the financial statements for 2020 under the arrangement is approximately $144,784.80.

NOTE F - CONTINGENCIES AND CLAIMS

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

ETICO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE G - ACCOUNTS RECEIVABLE

Accounts receivable consist of commission receivable from clearing broker and other trade receivables. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Etico Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Etico Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Etico Partners, LLC claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Etico Partners, LLC stated that Etico Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Etico Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Etico Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
February 25, 2021

Etico
PARTNERS

1795 Route 9
Clifton Park, NY 12065
518-348-0060
Fax: 518-348-0107

February 25, 2021

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, KS 66062
(913) 782-9530

Attention: David Lundgren

Etico Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i) and 17C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(i) and 17C.F.R. §240.15c3-3(k)(2)(ii) from January 1, 2019 through December 31, 2019 without exception.

I, Wendy Elliott affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:

Title: CCO

Date: February 25, 2021